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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

Whole Foods Market, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

966837106

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2010

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 966837106	Schedule 13D/A	Page 2 of 20 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 24,186,141 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 24,186,141 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,186,141 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

14.2% beneficial ownership of the voting stock based on the 170,356,811 shares of Common Stock outstanding as of January 17, 2010 as reported in the Issuer’s Form 10-Q filed February 26, 2010

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 966837106	Schedule 13D/A	Page 3 of 20 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side V, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 24,186,141 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 24,186,141 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,186,141 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

14.2% beneficial ownership of the voting stock based on the 170,356,811 shares of Common Stock outstanding as of January 17, 2010 as reported in the Issuer’s Form 10-Q filed February 26, 2010

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 966837106	Schedule 13D/A	Page 4 of 20 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Thyme Coinvest, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 24,186,141 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 24,186,141 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,186,141 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

14.2% beneficial ownership of the voting stock based on the 170,356,811 shares of Common Stock outstanding as of January 17, 2010 as reported in the Issuer’s Form 10-Q filed February 26, 2010

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 966837106	Schedule 13D/A	Page 5 of 20 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital V, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 24,186,141 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 24,186,141 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,186,141 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

14.2% beneficial ownership of the voting stock based on the 170,356,811 shares of Common Stock outstanding as of January 17, 2010 as reported in the Issuer’s Form 10-Q filed February 26, 2010

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 966837106	Schedule 13D/A	Page 6 of 20 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green V Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 24,186,141 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 24,186,141 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,186,141 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

14.2% beneficial ownership of the voting stock based on the 170,356,811 shares of Common Stock outstanding as of January 17, 2010 as reported in the Issuer’s Form 10-Q filed February 26, 2010

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 966837106	Schedule 13D/A	Page 7 of 20 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 24,186,141 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 24,186,141 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,186,141 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

14.2% beneficial ownership of the voting stock based on the 170,356,811 shares of Common Stock outstanding as of January 17, 2010 as reported in the Issuer’s Form 10-Q filed February 26, 2010

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 966837106	Schedule 13D/A	Page 8 of 20 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 24,186,141 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 24,186,141 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,186,141 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

14.2% beneficial ownership of the voting stock based on the 170,356,811 shares of Common Stock outstanding as of January 17, 2010 as reported in the Issuer’s Form 10-Q filed February 26, 2010

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 966837106	Schedule 13D/A	Page 9 of 20 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 24,186,141 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 24,186,141 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,186,141 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

14.2% beneficial ownership of the voting stock based on the 170,356,811 shares of Common Stock outstanding as of January 17, 2010 as reported in the Issuer’s Form 10-Q filed February 26, 2010

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 966837106	Schedule 13D/A	Page 10 of 20 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan A. Seiffer
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 24,186,141 shares of Common Stock
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 24,186,141 shares of Common Stock
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 24,186,141 shares of Common Stock
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)

Percent of Class Represented by Amount in Row (11):

14.2% beneficial ownership of the voting stock based on the 170,356,811 shares of Common Stock outstanding as of January 17, 2010 as reported in the Issuer’s Form 10-Q filed February 26, 2010

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 966837106	Schedule 13D/A	Page 11 of 20 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 5 to Schedule 13D (this “Amendment”) relates to shares of common stock, no par value (the “Common Stock”), of Whole Foods Market, Inc., a Texas corporation (the “Issuer”), received on conversion of 425,000 shares of Series A 8.00% Redeemable Convertible Exchangeable Participating Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”), of the Issuer.

The address of the Issuer’s principal executive offices is 550 Bowie Street, Austin, Texas 78703.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Amendment is being filed by Green Equity Investors V, L.P., a Delaware limited partnership (“GEI V”), Green Equity Investors Side V, L.P., a Delaware limited partnership (“GEI Side V,” and, together with GEI V, the “Investors”), Thyme Coinvest, LLC, a Delaware limited liability company (“Thyme”), GEI Capital V, LLC, a Delaware limited liability company (“Capital”), Green V Holdings, LLC, a Delaware limited liability company (“Holdings”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), Jonathan D. Sokoloff, and Jonathan A. Seiffer (the foregoing entities and persons collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Amendment, attached hereto as Exhibit 7.4 (the “Joint Filing Agreement”).

GEI V is the record owner of 18,467,683 shares of Common Stock as of the date of this statement. GEI Side V is the record owner of 5,539,707 shares of Common Stock as of the date of this statement. Thyme is the record owner of 178,751 shares of Common Stock as of the date of this statement. GEI V’s principal business is to pursue investments, and GEI Side V is an affiliated fund of GEI V in the same business. Thyme’s principal business is to hold securities of the Issuer. Capital is the general partner of GEI V and GEI Side V. Capital’s principal business is to act as the general partner of GEI V and GEI Side V. Holdings is a limited partner of GEI V and GEI Side V. Holdings’ principal business is to serve as a limited partner of GEI V and GEI Side V. LGP is an affiliate of Capital, and the manager of Thyme. LGP’s principal business is to act as the management company of GEI V, GEI Side V and other affiliated funds. LGPM is the general partner of LGP. LGPM’s principal business is to act as the general partner of LGP. Due to their relationships with GEI V, GEI Side V and Thyme, each of Capital, Holdings, LGP and LGPM may be deemed to have shared voting and investment power with respect to the Common Stock beneficially owned by GEI V, GEI Side V and Thyme. As such, Capital, Holdings, LGP and LGPM may be deemed to have shared beneficial ownership over such shares of Common Stock. Each of Capital, Holdings, LGP and LGPM, however, disclaims beneficial ownership of such shares of Common Stock.

CUSIP No. 966837106	Schedule 13D/A	Page 12 of 20 Pages

Jonathan D. Sokoloff and Jonathan A. Seiffer directly (whether through ownership interest or position) or indirectly through one or more intermediaries may be deemed to control GEI V, GEI Side V, Thyme, Capital, Holdings, LGP and/or LGPM. Each of Messrs. Sokoloff and Seiffer is a director of the Issuer and a partner of LGP and may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by GEI V, GEI Side V and Thyme. As such, Messrs. Sokoloff and Seiffer may be deemed to have shared beneficial ownership over such shares of Common Stock. Messrs. Sokoloff and Seiffer, however, disclaim beneficial ownership of such shares of Common Stock.

The names of the directors and executive officers of LGPM are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The business address of each of the Reporting Persons and each of the directors and executive officers of LGPM is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Not applicable to GEI V, GEI Side V, Thyme, Capital, Holdings, LGP or LGPM.

Jonathan D. Sokoloff is a partner of LGP and a member of the board of directors of the Issuer.

Jonathan A. Seiffer is a partner of LGP and a member of the board of directors of the Issuer.

The present principal occupation of each of the directors and officers of LGPM is set forth on Schedule 1, which is incorporated herein by reference.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)	None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the Reporting Persons, other than Messrs. Sokoloff and Seiffer, is organized under the laws of Delaware. Each of the directors and executive officers of LGPM, other than J. Kristofer Galashan and Todd M. Purdy, is a United States citizen. Each of Messrs. Galashan and Purdy is a Canadian citizen. Each of Messrs. Sokoloff and Seiffer is a United States citizen.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Not applicable.

CUSIP No. 966837106	Schedule 13D/A	Page 13 of 20 Pages

ITEM 4.	PURPOSE OF TRANSACTION

On November 26, 2009, pursuant to the amended statement of designations of Series A Preferred Stock (as amended, the “Statement of Designations”) filed by the Issuer with the Texas Secretary of State on April 12, 2009 as part of its Amended and Restated Articles of Incorporation, which is filed herewith as Exhibit 7.2, the Reporting Persons exercised their conversion right (the “Conversion Right”) with respect to 100% of their shares of Series A Preferred Stock and received an aggregate of 29,668,574 shares of Common Stock from the Issuer in exchange for 425,000 shares of Series A Preferred Stock.

On December 22, 2008, the Issuer filed a registration statement, Securities and Exchange Commission File No. 333-156384 (the “Registration Statement”), covering the Series A Preferred Stock and the Common Stock issuable upon conversion of the Series A Preferred Stock. In a series of open market transactions on May 14, 17 and 18, 2010, the Reporting Persons sold an aggregate of 1,000,000 shares at a weighted average price per share of $40.8196, for total proceeds of $40,819,592.12, net of commissions. Specifically, on May 14, GEI V sold 19,979 shares, GEI Side V sold 5,993 shares, and Thyme sold 193 shares, each at a weighted average price per share of $41.9881, net of commissions, on May 17, GEI V sold 505,862 shares, GEI Side V sold 151,742 shares, and Thyme sold 4,896 shares, each at a weighted average price per share of $40.5630, net of commissions, and on May 18, GEI V sold 237,724 shares, GEI Side V sold 71,310 shares, and Thyme sold 2,301 shares, each at a weighted average price per share of $41.2674, net of commissions. The Reporting Persons may dispose of additional shares of Common Stock under the Registration Statement or in open-market transactions, including in accordance with Rule 144 promulgated under the Securities Act of 1933, as amended, as the Reporting Persons deem appropriate and advisable in accordance with market conditions and/or other factors. The Reporting Persons reserve the right to change their intention to dispose of their investments in the Issuer as they deem appropriate and advisable in light of existing circumstances from time to time.

Except as disclosed in this Item 4, none of GEI V, GEI Side V, Thyme nor any of the other Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

CUSIP No. 966837106	Schedule 13D/A	Page 14 of 20 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI V	0	24,186,141	24,186,141	14.2%
GEI Side V	0	24,186,141	24,186,141	14.2%
Thyme	0	24,186,141	24,186,141	14.2%
Jonathan D. Sokoloff	0	24,186,141	24,186,141	14.2%
Jonathan A. Seiffer	0	24,186,141	24,186,141	14.2%
Other Reporting Persons	0	24,186,141	24,186,141	14.2%

(c)	The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons. All such transactions were sales effected in the open market, and the table deducts commissions from per-share prices reported.

Reporting Persons	Date of Transaction	Number of Shares Sold	Weighted Average Price per Share
GEI V	May 14, 2010	19,979	$41.9881
GEI V	May 17, 2010	505,862	$40.5630
GEI V	May 18, 2010	237,724	$41.2674
GEI Side V	May 14, 2010	5,993	$41.9881
GEI Side V	May 17, 2010	151,742	$40.5630
GEI Side V	May 18, 2010	71,310	$41.2674
Thyme	May 14, 2010	193	$41.9881
Thyme	May 17, 2010	4,896	$40.5630
Thyme	May 18, 2010	2,301	$41.2674

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 966837106	Schedule 13D/A	Page 15 of 20 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On November 5, 2008, the Investors and the Issuer entered into a securities purchase agreement ( the “Purchase Agreement”), and on April 12, 2009, the parties to the Purchase Agreement entered into an amendment to the Purchase Agreement (the “First Amendment”). For a description of the Purchase Agreement and First Amendment, refer to our Schedule 13D and Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on December 4, 2008 and April 20, 2009, respectively.

Pursuant to the Purchase Agreement, as amended, the Investors are entitled to designate two persons for nomination for election to the board of directors of the Issuer, and have designated Jonathan D. Sokoloff and Jonathan A. Seiffer of LGP, who have been elected to the board. The Investors, however, may designate only one person for nomination for election to the Issuer’s board of directors once the Common Stock received in respect of exercise of the Conversion Right held by the Investors represents less than 10% of the Issuer’s voting securities, which right ceases once the Common Stock received in respect of exercise of the Conversion Right held by the Investors represents less than 7% of the Issuer’s voting securities. At all times that the Investors have the right to designate persons for nomination for election to the board of directors, the Issuer agrees to nominate such designees, and to recommend the shareholders vote in favor of such designees. The Investors may use these rights to designate for nomination for election to the Issuer’s board of directors only (i) persons approved by the nominating committee of the Issuer’s board of directors or (ii) persons who were partners of LGP at the time of the issuance of the Series A Preferred Stock. So long as the Investors have the right to designate persons for nomination for election to the board of directors, the Investors are also entitled to designate one of their nominees to serve on each of the committees of the board of directors.

The Investors have agreed, pursuant to the Purchase Agreement, as amended, to vote all shares of the Issuer’s capital stock that the Investors are entitled to vote, whether now owned or later acquired: (i) in favor of directors nominated by the Issuer’s board of directors, (ii) against removal of directors designated by the nominating committee of the Issuer’s board of directors, and (iii) in accordance with the recommendation of the Issuer’s board of directors with respect to any proposed business combination between the Issuer and any other entity. The Investors are otherwise entitled to vote their shares of the Issuer as they see fit, in their sole discretion.

Each Investor has agreed, pursuant to the Purchase Agreement, as amended, not to acquire or agree, offer, seek or propose to acquire beneficial ownership of the Issuer’s voting securities to the extent that, after giving effect to such acquisition, such Investor and its commonly controlled or managed investment funds would beneficially own more than 35% of the Issuer’s voting securities on a fully-diluted basis.

At no time will any Investor transfer securities constituting 10% or more of the voting capital stock of the Issuer then outstanding to any entity or individual who does not agree to be bound by the voting restrictions and standstill provisions set forth in the Purchase Agreement, as amended. At no time will any Investor transfer any securities to any retailer of grocery products in North America or the United Kingdom, or to any entity having direct or indirect majority ownership control of such a retailer.

CUSIP No. 966837106	Schedule 13D/A	Page 16 of 20 Pages

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, the Amended and Restated Articles of Incorporation, and the First Amendment filed herewith as Exhibits 7.1, 7.2 and 7.3, respectively, and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Securities Purchase Agreement, dated as of November 5, 2008 (incorporated by reference to Exhibit 10.1 to Whole Foods Market, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on December 2, 2008).

7.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Whole Foods Market, Inc. (incorporated by reference to Exhibit 3.1 to Whole Foods Market, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on April 16, 2009).

7.3	Amendment No. 1 to Securities Purchase Agreement, dated as of April 12, 2009 (incorporated by reference to Exhibit 10.1 to Whole Foods Market, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on April 16, 2009).

7.4	Joint Filing Agreement, dated December 3, 2008 (incorporated by reference to Exhibit 7.5 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on December 4, 2008).

7.5	Power of Attorney, dated December 2, 2008 (incorporated by reference to Exhibit 7.6 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on December 4, 2008).

CUSIP No. 966837106	Schedule 13D/A	Page 17 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated as of May 20, 2010

Green Equity Investors V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/s/ Cody L. Franklin
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Manager

Green Equity Investors Side V, L.P.
By: GEI Capital V, LLC, its General Partner

By:	/s/ Cody L. Franklin
Name:	Cody L. Franklin, as Attorney-in-Fact for Jonathan D. Sokoloff
Title:	Manager

Thyme Coinvest, LLC
By: Leonard Green & Partners, L.P., its Manager
By: LGP Management, Inc., its General Partner

By:	/s/ Cody L. Franklin
Name:	Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Title:	Executive Vice President
and Managing Partner

GEI Capital V, LLC

By:	/s/ Cody L. Franklin
Name:	Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Title:	Manager

Green V Holdings, LLC

By:	/s/ Cody L. Franklin
Name:	Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Title:	Manager

CUSIP No. 966837106	Schedule 13D/A	Page 18 of 20 Pages

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ Cody L. Franklin
Name:	Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Title:	Executive Vice President
and Managing Partner

LGP Management, Inc.

By:	/s/ Cody L. Franklin
Name:	Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff
Title:	Executive Vice President
and Managing Partner

By:	/s/ Cody L. Franklin
Cody L. Franklin, as Attorney-in-Fact for
Jonathan D. Sokoloff

By:	/s/ Cody L. Franklin
Cody L. Franklin, as Attorney-in-Fact for
Jonathan A. Seiffer

CUSIP No. 966837106	Schedule 13D/A	Page 19 of 20 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
7.1	Securities Purchase Agreement, dated as of November 5, 2008 (incorporated by reference to Exhibit 10.1 to Whole Foods Market, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on December 2, 2008).

7.2	Articles of Amendment to the Amended and Restated Articles of Incorporation of Whole Foods Market, Inc. (incorporated by reference to Exhibit 3.1 to Whole Foods Market, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on April 16, 2009).

7.3	Amendment No. 1 to Securities Purchase Agreement, dated as of April 12, 2009 (incorporated by reference to Exhibit 10.1 to Whole Foods Market, Inc.’s Form 8-K, filed with the Securities and Exchange Commission on April 16, 2009).

7.4	Joint Filing Agreement, dated December 3, 2008 (incorporated by reference to Exhibit 7.5 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on December 4, 2008).

7.5	Power of Attorney, dated December 2, 2008 (incorporated by reference to Exhibit 7.6 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on December 4, 2008).

CUSIP No. 966837106	Schedule 13D/A	Page 20 of 20 Pages

SCHEDULE 1

Directors and Executive Officers of LGPM

Name	Position with LGPM
John G. Danhakl	Director, Executive Vice President and Managing Partner
Peter J. Nolan	Director, Executive Vice President and Managing Partner
Jonathan D. Sokoloff	Director, Executive Vice President and Managing Partner
Michael Gennaro	Chief Operating Officer and Secretary
Cody L. Franklin	Chief Financial Officer and Assistant Secretary
Jonathan A. Seiffer	Senior Vice President
John M. Baumer	Senior Vice President
Timothy J. Flynn	Senior Vice President
James D. Halper	Senior Vice President
Michael J. Connolly	Senior Vice President
Todd M. Purdy	Principal
Michael S. Solomon	Principal
Usama N. Cortas	Vice President
J. Kristofer Galashan	Vice President
Alyse M. Wagner	Vice President
Lily W. Chang	Vice President